

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2022

Steve Metzger
General Counsel and Secretary
Carriage Services, Inc.
3040 Post Oak Boulevard, Suite 300
Houston, Texas 77056

> **Re: Carriage Services, Inc.**
> **Form 10-K filed March 2, 2021**
> **File No. 001-11961**

Dear Mr. Metzger:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services